U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No.  31 )

                        STANDARD ENERGY CORPORATION
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                       (Title of Class of Securities

                                853373 10 8
                              (CUSIP Number)


                         Dean W. Rowell, President
                        Standard Energy Corporation
               363 Bearcat Drive, Salt Lake City, Utah 84115
                        (801) 364-9000
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)


                              May 31, 1999
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box. (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP 853373 10 8

(1) NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Filers:   Dean W. Rowell
          Trachyte Oil Company


(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  (X)            (b)  ( )

(3) SEC USE ONLY

(4) SOURCE OF FUNDS

     00

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     In July 1997, Mr. Rowell was named in a lawsuit filed in the United States District Court for the Southern District of New York. The complaint alleges that Mr. Rowell violated Section 16(b) of the Act in connection with several transactions involving shares of the Company's common stock, principally a transaction in October 1996 between Mr. and Mrs. Rowell, where Mrs. Rowell agreed to transfer 5,000,000 shares of her common stock holdings to Mr. Rowell in payment to Mrs. Rowell of $200,000. The complaint seeks damages from Mr. Rowell in excess of $600,000. Because this is an action for an alleged Section 16(b) violation of the Act, the damages are sought on behalf of the Company, and as such, the interests of the Company and Mr. Rowell are adverse.

     In September 1998, Mr. Rowell, without admitting liability, settled the complaint to avoid further legal expense and paid the Company $37,500 in cash, forgave $29,247 of indebtedness owed by the Company to Trachyte, and returned 1,037,420 shares of common stock to the Company, all pursuant to the approval of the settlement by the Court on September 24, 1998. The Company then paid the attorney representing the plaintiff its costs and fees of $16,627. The settlement resulted in a contribution of capital to the Company of $150,000.

(6) CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S. Citizen, State of Utah








                         (7)  SOLE VOTING POWER
     NUMBER OF                   58,867,917     (i)
     SHARES
     BENEFICIALLY        (8)  SHARED VOTING POWER
     OWNED BY
     EACH
     REPORTING           (9)  SOLE DISPOSITIVE POWER
     PERSON                      59,867,917     (i)
     WITH
     EACH                (10) SHARES DISPOSITIVE POWER


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         58,876,917       (i)
____________
(i) Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (  )

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

(14) TYPE OF REPORTING PERSON

     IN, CO

ITEM 1

Security and Issuer

Standard Energy Corporation - common stock

Principal offices:  363 Bearcat Drive
                    Salt Lake City, Utah  84115

ITEM 2

Identity and Background

Filers:   Dean W. Rowell, U.S. Citizen
          Trachyte Oil Company, a Utah corporation


Principal offices:  363 Bearcat Drive
                    Salt Lake City, Utah  84115


The above stated filers are all in the principal business and historically have been in the acquisition of unproven oil and gas leaseholds, primarily with the intent of reselling such leaseholds to third parties.

ITEM 3

Source and Amount of Funds or Other Consideration

N/A

ITEM 4

Purpose of Transaction

The purpose of this transaction is to report the sale of 138,00 shares of Standard Energy Corporation common stock.

ITEM 5

Interest in Securities of the Issuer

Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

ITEM 6

Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

Other than verbal agreements, to the best of the filers knowledge there are no contracts, arrangements, understandings (legal or otherwise), Dean W. Rowell is the beneficial owner of all shares at all times of all the affiliates.

ITEM 7

Material to Be Filed as Exhibits

     None
















                         SIGNATURES

     Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:    April 13, 2000
                              TRACHYTE OIL COMPANY
                              DEAN W. ROWELL




                              By:
                                 Dean W. Rowell, an individual
                                 and representative for all
                                 filers